

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 7, 2016

Roland Wu
Chief Financial Officer
NQ Mobile Inc.
No. 4 Building, 11 Heping Li East Street
Dongcheng District, Beijing 100013
The People's Republic of China

> **Re:** **NQ Mobile Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 6, 2016**
> **Form 6-K Furnished November 2, 2016**
> **File No. 001-35145**

Dear Mr. Wu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 3. Key Information

A. Selected Financial Data

Non-GAAP Financial Measures, page 6

1.   We note your adjusted net income non-GAAP measure excludes stock-based compensation. In future filings, please present the income tax effects of your non-GAAP adjustments as a separate adjustment and explain how you calculated the income tax effects related to these adjustments. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. This comment also applies to your Form 6-K earnings releases.

D. Risk Factors

Risks Related to Our Corporate Structure

"The shareholders of Beijing Technology may have potential conflicts of interest . . . ," page 28

2.   We note your disclosure that certain shareholders of Beijing Technology are your founders or executive officers. To clarify the significance of this risk, in future filings, please identify the shareholders and their position with the company, and quantify their ownership percentage of Beijing Technology.

Item 4. Information on the Company

C. Organizational Structure, page 66

3.   We note your disclosure of the company's organizational structure as of March 15, 2016. Please provide us with, and in future filings disclose, an organizational chart in which you identify the parties to the VIE contracts, the VIE shareholders, and their ownership percentages in the various entities. In disclosing the VIE shareholders, clearly identify related parties and describe the nature of the relationship to the company.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, page 84

4.   You indicate that the material change in net revenues in your mobile value added services segment was "primarily the result of the growth in mobile gaming revenues and live mobile social video platform revenues." Where a material change is attributed to two or more factors, the contribution of each identified factor should be described in quantified terms. See Item 5.A.1 of Form 20-F and Section III.D of SEC Release No. 33-6835. Please confirm that you will provide conforming disclosure in future filings.

D. Trend Information

5.   We note that you have been pursuing the divestiture of your FL Mobile business, which has been a strong contributor to growth in your mobile value added services segment, and you consequently expect your Showself business to be the largest component of your business in the future, as stated in your 2016 second quarter earnings call. As this event appears to be one that would have a significant effect on your future operating results, or would cause reported financial information to not necessarily be indicative of future operating results, please tell us what consideration you gave to describing and quantifying the potential impact pursuant to Item 5.D of Form 20-F. Further, please tell us the amount of net revenues

generated by your FL Mobile business for fiscal year 2015 and the six months ended June 30, 2016.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Principal Activities and Organization

(b) Reorganization and Proposed FL Transaction, page F-7

6.   You disclose that following the January 2016 restructuring of the FL Mobile business, Dr. Vincent Wenyong Shi was the remaining 22% equity interest holder of FL Mobile. However, you also disclose that Dr. Shi acquired 22% equity interest in FL Mobile in March 2016. Please describe for us the timing of the restructuring transactions and changes to related contractual arrangements. Tell us how you determined the RMB880 million consideration paid by Dr. Shi. Lastly, tell us what impact, if any, the recent termination of the Shenzhen Prince transaction will have on Dr. Shi's investment in FL Mobile, the company's organizational structure or on any contractual arrangements.

(h) Allowance for Doubtful Accounts, page F-17

7.   We note the significant increase in the allowance and provision for doubtful accounts as of and for the year ended December 31, 2015. Please tell us the following with respect to the allowance:

   • Explain the reasons for the increase in the allowance as a percentage of receivables;
   • Describe any impact on revenue recognition;
   • Clarify how reductions in the allowance attributable to write-offs, if any, are reflected in your tabular presentation of the movement of the allowance for doubtful accounts;
   • Explain the difference between the allowance balance at year-end 2015 of $11,487 as reflected on the consolidated balance sheets and $17,099 as disclosed in Note 2(h); and
   • Describe what consideration was given to discussing any changes in asset quality or collection experience with receivables in your MD&A. As part of your response, tell us your consideration to disclose days sales outstanding for each period presented along with a discussion of the reason for any material change.

(r) Revenue Recognition

Live Mobile Social Video Platform, page F-22

8.   Please explain further the following as it relates to the sale of your virtual currency:

   • Explain the role of both the distributors and sales agents in such sales;

- Describe any contractual arrangements amongst you, the distributors, the sales agents and the end-users;
- Tell us how the distributors and sales agents are compensated for sales of virtual currency;
- Clarify whether you sell virtual currency directly to sales agents and if so, tell us when you recognize revenue from such sales (i.e., sell-in to the agent or sell-through to the end-user). In this regard, you state that the Group has discretion to determine the price of the virtual currency sold to sales agents or users; and
- Tell us how you considered all of the factors in ASC 605-45-45 in determining that gross revenue recognition is appropriate.

Note 10. Goodwill, page F-53

9.   Please tell us the amount of goodwill allocated to each of your reporting units. Describe for us the basis for your conclusion that as of December 31, 2015 it was not more-likely-than-not the fair value was less than the carrying amount for those reporting units for which you only performed a qualitative assessment (i.e., mobile games and advertising and enterprise mobility). Include in your response, what consideration was given to the company's market capitalization being significantly below net book value and the projected declines in revenue from the NationSky divestiture. Refer to ASC 350-20-35-3C through 35-3G.

10.   We note that for the "security and others" reporting unit you performed the first step of a two-step quantitative goodwill impairment test in fiscal 2015 using an income approach. We further note the significant decrease in revenues for consumer mobile security and the significant operating losses for the Consumer segment. Please tell us if you believe this reporting unit was at risk of failing step one of the impairment test and your basis for this conclusion. Tell us, and in future filings disclose, the following related to any reporting unit at risk of failing step one:

- The percentage by which fair value exceeded carrying value as of the date of the most recent impairment test;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if in your view your reporting units are not at risk, please disclose that fact. Refer to Item 5.A of Form 20-F, Section V of Release 33-8350, and FRR 501.14 for further guidance.

Note 21. Segment Information, page F-74

11.   We note you present the realized gain on disposal of NationSky within your Consumer
        segment results. As the business of NationSky appeared to have been enterprise mobility
        service, please explain to us why the gain is not included within your Enterprise segment
        results.

Note 23. Commitments and Contingencies

Contingencies, page F-81

12.   In the risk factor disclosure on page 16 regarding the pending putative class action lawsuit,
        you state that you are currently unable to estimate the possible loss or possible range of loss,
        if any, associated with the resolution of these lawsuits. In future filings, please disclose an
        estimate of the possible loss or range of loss or a statement that such an estimate cannot be
        made for pending legal proceedings. Such disclosure may be provided in the
        aggregate. Refer to ASC 450-10-50-4(b).

Form 6-K Furnished November 2, 2016

Exhibit 99.1

13.   We note that you and Shenzhen Prince have mutually agreed to terminate the transaction in
        connection with the divestiture of FL Mobile.   Please explain further the following:

- Tell us what impact, if any, this termination had on any other agreements related to the
  potential divestiture.   In this regard, in your August 26, 2016 Form 6-K you refer to the
  March 24, 2016 announced purchase agreement with Dr. Shi and the May 6, 2016
  announced purchase agreement with Jinxin Hengrui. You also refer to a series of
  definitive agreements announced on August 9, 2016 with Xinjiang Yinghe, Jinxin
  Haoyue, Jinxin Huatong and Tibet Zhouhua;
- To the extent that any other agreements remain open, please describe for us in detail and
  in future filings revise to disclose any closing conditions for contingent transactions and
  the implications if such conditions are not met;
- Tell us the amount of consideration the company has received to date related to these
  agreements. Also, tell us whether the company has the intent and/or obligation to return
  such funds based on the recent announcement or explain why not; and
- Tell us your current plans regarding the divestiture of FL Mobile and the status of the FL
  Framework Agreement announced in August 2015.

        We remind you that the company and its management are responsible for the accuracy and
adequacy of their disclosures, notwithstanding any review, comments, action or absence of action
by the staff.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and
Services

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP